
4imprint
Group plc



26 August 2003




Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sirs

**4imprint Group plc (File No. 82-5104)**
**Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the**
**U.S. Securities Exchange of 1934**

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

| *Date* | *Document* |
|---|---|
| 22.08.03 | LSE Notification – M & G Investment Management Limited – shares disposed. |

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.



Yours faithfully

pp [signature]

**Craig Slater**
**Finance Director**

# Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 197627

**Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements**

All relevant boxes should be completed in typed block capital letters.

| 1. Name of Company | 2. Name of Shareholder having a substantial interest |
|---|---|
| 4imprint Group plc | M & G INVESTMENT MANAGEMENT LIMITED |
| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them |
| IN RESPECT OF 2 ABOVE | / |

| 5. Number of shares/amount of stock acquired | 6. Percentage of issued Class | 7. Number of shares/amount of stock disposed | 8. Percentage of issued Class |
|---|---|---|---|
| / | / | 155,000 | 0.54 |

| 9. Class of security | 10. Date of transaction | 11. Date company informed |
|---|---|---|
| ORDINARY 38 6/13p | 22-08-03 | 22-08-03 |

| 12. Total holding following this notification | 13. Total percentage holding of issued class following this notification |
|---|---|
| 4,256,261 | 14.82% |

| 14. Any additional information | 15. Name of contact and telephone number for queries |
|---|---|
| / | CARLA WATTS (0161) 272 4021 |

16. Name and signature of authorised company official responsible for making this notification

[signature] DAVID SEEKINGS (COMPANY SECRETARY)

Date of notification 26-08-03 ~~19~~